SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

March 6, 2023

Dear Shareholders,

On behalf of Woori Financial Group (the “Company”, “WFG” or “we”), I would like to express my gratitude to all of our esteemed shareholders for your unwavering trust and support.

WFG was able to post record performance in 2022, with a net income of approximately 3.14 trillion won, achieving growth of 21.4% year on year. Additionally, we demonstrated our ability to maintain exceptional asset quality through effective risk management, with NPL ratio and coverage ratio of 0.31% and 214.2% respectively.

As a result of our strong performance, the Board confirmed a dividend of 1,130 won per share for FY 2022, including an interim dividend of 150 won per share, representing a 25.6% increase from its previous year.

To further facilitate better planning and predictability of our dividends, we will be proposing some amendments to the Articles of Incorporation at the upcoming March annual general meeting of the shareholders (“AGM”). These amendments will enable the provision of quarterly dividends and change the procedure for determining the record date for fiscal year-end dividends.

The Company acknowledges that recent incidents of mis-selling and employee embezzlement have raised concerns among shareholders and customers. As a response, we have implemented comprehensive measures to improve our internal control and consumer protection systems. A key aspect of this plan involves enhancing the Board’s ability to oversee internal controls. To achieve this goal, we will be proposing the integration of the Internal Control Management Committee to the Audit Committee and appointing an additional director with prior experience on the Internal Control Management Committee. These actions will promote high standards of compliance and governance, and reduce the risk that similar events might occur in the future.

At the AGM, we will also be proposing the appointment of our Executive and Independent Directors. We have undertaken significant endeavors to meticulously select Board members with the aim of enhancing the professionalism and independence of the Board and advancing the standards of governance. We propose the appointment of Mr. Jong-Yong Yim as an Executive Director, and Mr. Su-Young Yun and Mr. Sung-Bae Ji as Independent Directors. We also propose the re-election of Mr. Chan-Hyoung Chung as an Independent Director, and propose the appointment of four new members to the Audit Committee, including- Mr. Chan-Hyoung Chung, Mr. Su-Young Yun, Mr. Sung-Bae Ji, and Mr. Yo-Hwan Shin.

On behalf of the Board, I would like to invite you to attend our upcoming AGM on Friday, March 24th, 2023. The AGM will be held at Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea. Please refer to the Convocation Notice for detailed information on proposals such as the director candidates’ professional highlights and reasons for nomination.

WFG deems that all of the proposed resolutions are in the best interest of the Company, its members, customers, and shareholders.

Sincerely,

Tae-Seung Son

Chief Executive Officer

Woori Financial Group

Convocation Notice of the Annual General Meeting of Shareholders

Notice is hereby given that an Annual General Meeting of Shareholders of Woori Financial Group (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Description

1. Date and Time	March 24, 2023; 10 A.M. (Korea Standard Time)

2. Venue	Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

3. Agenda

1. Approval of financial statements for the fiscal year 2022(Jan. 1, 2022 – Dec.31, 2022)

2. Approval of amendments to the Articles of Incorporation

3. Election of directors (2 Independent directors, 1 Executive director)

- 3-1 Candidate for Independent director : Chan-Hyoung Chung

- 3-2 Candidate for Independent director : Su-Young Yun

- 3-3 Candidate for Executive director : Jong-Yong Yim

4. Election of Independent director who will serve as an Audit Committee Member

- Candidate for Independent director who will serve as an Audit Committee Member : Sung-Bae Ji

5. Election of Audit Committee Members who are Independent directors

- 5-1 Candidate for Audit Committee Member who is an Independent director :

Chan-Hyoung Chung

- 5-2 Candidate for Audit Committee Member who is an Independent director :

Su-Young Yun

- 5-3 Candidate for Audit Committee Member who is an Independent director :

Yo-Hwan Shin

6. Approval of Maximum Limit on Directors’ Compensation

Reference Document for the Exercise of Voting Rights

1. Approval of financial statements for the fiscal year 2022 (Jan. 1, 2022 - Dec. 31, 2022)

Please refer to Appendix A.

The consolidated and separate financial statements in Appendix A have not yet been audited and are subject to change. For the audited financial statements, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as exhibits on or prior to March 8, 2023.

2. Approval of amendments to the Articles of Incorporation (the “AOI”)

Please refer to Appendix B.

3. Appointment of directors

[ Candidates’ Information ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
3-1	Chan-Hyoung Chung	Feb. 15, 1956	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

3-2	Su-Young Yun	Dec. 7, 1961	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

3-3	Jong-Yong Yim	Aug. 3, 1959	Executive Director	No	None	Committee for Recommending Executive Officer Candidates

1)	The term of the independent director candidate Chan-Hyong Chung is from the end of the AGM for FY2022 to the end of the AGM for FY2023
2)	The term of the independent director candidate Su-Young Yun is from the end of the AGM for FY2022 to the end of the AGM for FY2024
3)	The term of the executive director candidate Jong-Yong Yim is from the end of the AGM for FY2022 to the end of the AGM for FY2025

[ Experience ]

	Name	Career Background		Transactions with the Company within the past three years
3-1	Chan-Hyoung Chung	2019-Current 2018-Current 2018-2019 2015-2018 2015-2015 2007-2014

- Independent Director, Woori Financial Group

- Independent Director, Woori Bank

- Advisor, POSCO Capital

- CEO, POSCO Capital

- Vice Chairman, Korea Investment Management

- CEO and President, Korea Investment Management

None

3-2	Su-Young Yun	2016-2019 2010-2015	- Vice President, KIWOOM Securities Corp. (General Executive Director of Retail Business, Executive Director of Strategy Planning) - CEO, KIWOOM Asset Management	None

3-3	Jong-Yong Yim Note1)	2021-Current 2020-Current 2018-2022 2015-2017 2013-2015

- Affiliated Professor, Department of Economics, Seoul National University

- Advisor, Yulchon LLC

- Special Professor, Yonsei University Graduate School of Economics

- Chairman, Financial Services Commission

- CEO, NongHyup Financial Group

285 million Won Note2)

Note1) He is currently serving as independent directors at two other listed companies and will resign from these positions before the AGM for FY2022

Note2) These transactions were between the Company and Yulchon LLC over the past three years where the candidate serves as a non-standing advisor since 2020 and which has no other direct or indirect relationship with the candidate and do not constitute any basis for disqualification under the Act on Corporate of Governance of Financial Companies

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
3-1	Chan-Hyoung Chung	None	None	None

3-2	Su-Young Yun	None	None	None

3-3	Jong-Yong Yim	None	None	None

[ Execution Plan of Candidates (for appointment of independent directors only) ]

• Candidate: Chan-Hyoung Chung

1) Expertise

- Based on his extensive experience and knowledge as a corporate executive, this candidate will contribute to the development of Woori Financial Group.

2) Independence

- This candidate will perform his duties impartially and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- This candidate will faithfully perform supervisory activities such as internal control and recommendations for the development of the company based on his independence and expertise to realize Woori Financial Group’s vision.

• Candidate: Su-Young Yun

1) Expertise

- This candidate is a financial expert in securities and asset management and will contribute to the development of Woori Financial Group based on his expertise.

2) Independence

- This candidate will perform his duties impartially and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- This candidate will faithfully perform supervisory activities such as internal control and recommendations for the development of the company based on his independence and expertise to realize Woori Financial Group’s vision.

[ Reasons for recommendation by the Board of Directors (the “Board”) ]

• Candidate: Chan-Hyoung Chung

- As a corporate executive with extensive experience and knowledge of the financial industry, this candidate makes rational decisions on issues related to financial and management issues and contributes significantly to the development of the Group. As his previous role as the Chairman of the Audit Committee, he is expected to play a central role in enhancing the Group’s corporate value in the future by actively communicating with management and the external auditor to improve the transparency of the Group’s finances and management and leading the derivation of reasonable decisions. The Board of Directors recommends this candidate’s re-election to maintain the stability and continuity of management.

• Candidate: Su-Young Yun

- This candidate is a financial expert who graduated from Seoul National University’s Department of Economics and has over 30 years of experience in the securities and asset management field, where he played key roles in sales support, business planning, and asset management. As the first CEO of an asset management company in 2010 and a vice president of a securities company in 2016, he has extensive experience and insight as a capital market executive. Based on this, the Board believes that this candidate will significantly contribute to enhancing the Board’s expertise in relation to Woori Financial Group’s business portfolio expansion and non-banking sector strengthening strategy.

• Candidate: Jong-Yong Yim

- This candidate has proven his capabilities as a financial expert in both the private and public sectors, including significantly improving financial performance as chairman of Nonghyup Financial and successfully acquiring a securities company. As someone who has overseen various national policies in the economic and financial sectors in public offices such as the Ministry of Finance and the Financial Services Commission, this candidate is the best person to enhance Woori Financial Group’s corporate value by demonstrating stable management capabilities based on a broad understanding of the financial market and to strengthen future growth engines through bold organizational innovation.

4. Appointment of independent director who will serve as Audit Committee Member

[Candidates’ Information ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
4-1	Sung-Bae Ji	Jul. 1, 1967	Independent Director	Elected separately	None	Committee for Recommending Executive Officer Candidates

1)	The term of the independent director candidate Sung-Bae Ji is from the end of the AGM for FY2022 to the end of the AGM for FY2024

[ Experience ]

	Name	Career Highlights		Transactions with the Company within the past three years
4-1	Sung-Bae Ji Note1)	2001-Current	- CEO, IMM Investment Corp.	None
		2021-2023	- Chairman, the 14th Korean Venture Capital Association
		2000-2023	- CEO, IMM&Co

Note1) He is currently serving as the CEO in two other companies and will resign from one of these positions before the AGM for FY2022

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
4-1	Sung-Bae Ji	None	None	None

[ Execution Plan of Candidate (for appointment of an independent director only) ]

• Candidate: Sung-Bae Ji

1) Expertise

- With extensive experience as a corporate executive, this candidate possesses a high level of understanding and expertise in the financial industry, which will enable him to make valuable contributions to the development of Woori Financial Group.

2) Independence

- This candidate will perform his duties impartially and independently for the benefit of all shareholders and financial consumers.

3) Job performance

- This candidate will faithfully perform supervisory activities such as internal control and recommendations for the development of the company based on his independence and expertise to realize Woori Financial Group’s vision.

[ Reasons for recommendation by the Board ]

• Candidate: Sung-Bae Ji

- With years of experience working as a certified public accountant at an accounting firm, as well as having served as a representative of a private equity fund and chairman of the Korea Venture Capital Association, this candidate possesses deep knowledge and expertise in the financial industry. We believe that his professional background and expertise will significantly enhance the Board’s capabilities in relation to Woori Financial Group’s strategy to enter new businesses and strengthen the non-banking sector.

5. Appointment of Audit Committee Members who are independent directors

[Candidates’ Information ]

	Name	Date of Birth	Director Classification	Whether Directors who are member of the Audit Committee are elected separately	Relationship with the Majority Shareholder	Recommended by
5-1	Chan-Hyoung Chung	Feb. 15, 1956	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

5-2	Su-Young Yun	Dec. 7, 1961	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

5-3	Yo-Hwan Shin	Dec. 13, 1962	Independent Director	No	None	Committee for Recommending Executive Officer Candidates

1)	The terms of the Audit Committee member candidates Chan-Hyoung Chung and Yo-Hwan Shin are from the end of the AGM for FY2022 to the end of the AGM for FY2023
2)	The term of the Audit Committee member candidate Su-Young Yun is from the end of the AGM for FY2022 to the end of the AGM for FY2024

[ Experience ]

	Name	Career Highlights		Transactions with the Company within the past three years
5-1	Chan-Hyoung Chung	2019-Current	- Independent Director, Woori Financial Group	None
		2018-Current	- Independent Director, Woori Bank
		2018-2019	- Advisor, POSCO Capital
		2015-2018	- CEO, POSCO Capital
		2015-2015	- Vice Chairman, Korea Investment Management
		2007-2014	- CEO and President, Korea Investment Management

5-2	Su-Young Yun	2016-2019	- Vice President, KIWOOM Securities Corp.(General Executive Director of Retail Business, Executive Director of Strategy Planning)	None
		2010-2015	- CEO, KIWOOM Asset Management

5-3	Yo-Hwan Shin	2022-Current	- Independent Director, Woori Financial Group	None
		2020-2022	- Advisor, Shinyoung Securities Co., Ltd.
		2017-2020	- CEO, Shinyoung Securities Co., Ltd.
		2015-2017	- General Executive Director, Shinyoung Securities Co., Ltd.
		2011-2015	- Executive Director, Retail Business Headquarter, Shinyoung Securities Co., Ltd.

	Name	Delinquent tax payments	Executive officer of any insolvent company	Grounds for potential disqualification by law
5-1	Chan-Hyoung Chung	None	None	None

5-2	Su-Young Yun	None	None	None

5-3	Yo-Hwan Shin	None	None	None

[ Reasons for recommendation by the Board ]

• Candidate: Chan-Hyoung Chung

- As a corporate executive with extensive experience and knowledge of the financial industry, this candidate makes rational decisions on issues related to financial and management issues and contributes significantly to the development of the Group. As his previous role as the Chairman of the Audit Committee, he is expected to play a central role in enhancing the Group’s corporate value in the future by actively communicating with management and the external auditor to improve the transparency of the Group’s finances and management and leading the derivation of reasonable decisions. The Board of Directors recommends this candidate’s re-election to maintain the stability and continuity of management.

• Candidate: Su-Young Yun

- This candidate is a financial expert who graduated from Seoul National University’s Department of Economics and has over 30 years of experience in the securities and asset management field, where he played key roles in sales support, business planning, and asset management. As the first CEO of an asset management company in 2010 and a vice president of a securities company in 2016, he has extensive experience and insight as a capital market executive. Based on this, the Board believes that this candidate will significantly contribute to enhancing the Board’s expertise in relation to Woori Financial Group’s business portfolio expansion and non-banking sector strengthening strategy.

• Candidate: Yo-Hwan Shin

- This candidate is a financial expert with a wealth of experience and knowledge in all aspects of finance. He has completed a MSF course at Illinois State University, has worked in a securities company for 32 years, where he played key roles in various fields such as sales, human resources, and finance. He has served as an executive of the company since 2004, and served as CEO in 2017, and based on his long experience and knowledge as a corporate executive, he has carefully reviewed the agenda of the Board and actively expressed his opinions, contributing to the maintenance of sound governance and management by leading an active discussion culture.

6. Approval of Maximum Limit on Directors’ Compensation

Item	2023	2022
Number of Directors (Number of Independent Directors)	8 (6)	9 (7)

Compensation Limit

3.2 billion Won

*  In 2023, we will also operate a performance-linked stock-based compensation system separate from the compensation limit, and the amount of such payment will be finalized and paid in 2027 according to the achievement rates of certain long-term performance evaluation indicators (e.g., relative shareholder returns, ROE, net profit, NPL ratio) relative to their respective target goals, for the next 4 years.

3.2 billion Won

*  In 2022, we also operated a performance-linked stock-based compensation system separate from the amounts above, and the amount of such payment will be finalized and paid in 2026 according to the achievement rates of certain long-term performance evaluation indicators (e.g., relative shareholder returns, ROE, net profit, NPL ratio) relative to their respective target goals, for the next 4 years.

Total Compensation	N/A	1.9 billion Won

Note1) Allocation within the total compensation limit delegated to the Board (Board Compensation Committee).

Note2) Performance-linked stock-based compensation excluded from the compensation limit.

Appendix A. Financial Statements for FY2022

For further information, please refer to the Audit Reports to be furnished to the U.S. Securities and Exchange Commission as an exhibit to the Form 6-K. The Audit Reports will be available on the U.S. Securities and Exchange Commission website at www.sec.gov.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	34,219,148	20,613,073
Financial assets at fair value through profit or loss (“FVTPL”)	19,860,573	13,497,234
Financial assets at fair value through other comprehensive income (“FVTOCI”)	33,085,080	39,119,789
Securities at amortized cost	28,268,516	17,086,274
Loans and other financial assets at amortized cost	355,760,729	348,885,617
Investments in joint ventures and associates	1,305,636	1,335,167
Investment properties	387,707	389,495
Premises and equipment	3,142,930	3,174,720
Intangible assets	849,114	785,386
Assets held for sale	13,772	26,327
Net defined benefit asset	319,280	21,346
Current tax assets	53,274	22,598
Deferred tax assets	109,299	31,131
Derivative assets (Designated for hedging)	37,786	106,764
Other assets	3,061,552	2,088,950

Total assets	480,474,396	447,183,871

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”)	8,952,399	4,873,458
Deposits due to customers	342,105,209	317,899,871
Borrowings	28,429,603	24,755,459
Debentures	44,198,486	44,653,864
Provisions	545,865	576,134
Net defined benefit liability	35,202	47,986
Current tax liabilities	843,555	584,491
Deferred tax liabilities	31,799	186,946
Derivative liabilities (Designated for hedging)	202,911	27,584
Other financial liabilities	22,811,868	24,171,030
Other liabilities	690,157	556,853

Total liabilities	448,847,054	418,333,676

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021 (CONTINUED)

	December 31, 2022	December 31, 2021
	(Korean Won in millions)
EQUITY
Owners’ equity
Capital stock	3,640,303	3,640,303
Hybrid securities	3,112,449	2,294,381
Capital surplus	682,385	682,385
Other equity	(2,423,392)	(2,167,614)
Retained earnings	23,750,152	21,392,564

	28,761,897	25,842,019

Non-controlling interests	2,865,445	3,008,176

Total equity	31,627,342	28,850,195

Total liabilities and equity	480,474,396	447,183,871

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
	(Korean Won in millions)
Interest income	14,654,549	9,894,749
Financial assets at FVTPL	106,698	45,803
Financial assets at FVTOCI	632,615	381,814
Financial assets at amortized cost	13,915,236	9,467,132
Interest expense	(5,957,970)	(2,909,028)

Net interest income	8,696,579	6,985,721
Fees and commissions income	2,499,700	2,171,705
Fees and commissions expense	(789,530)	(700,930)

Net fees and commissions income	1,710,170	1,470,775
Dividend income	159,982	309,211
Net gain on financial instruments at FVTPL	238,502	325,751
Net gain(loss) on financial assets at FVTOCI	(21,498)	32,624
Net gain arising on financial assets at amortized cost	74,204	107,317
Impairment losses due to credit loss	(885,272)	(536,838)
General and administrative expense	(4,529,890)	(4,147,411)
Other net operating expense	(1,012,253)	(887,401)

Operating income	4,430,524	3,659,749
Share of gain of joint ventures and associates	69,996	62,196
Other non-operating expense	(15,146)	27,296

Non-operating expense	54,850	89,492
Net income before income tax expense	4,485,374	3,749,241
Income tax expense	(1,161,392)	(941,870)
Net income	3,323,982	2,807,371

Net gain(loss) on valuation of equity securities at FVTOCI	(30,146)	34,069
Changes in capital due to equity method	(4,527)	(2,607)
Remeasurement gain related to defined benefit plan	251,440	65,067

Items that will not be reclassified to profit or loss:	216,767	96,529

Net loss on valuation of debt securities at FVTOCI	(463,725)	(184,396)
Changes in capital due to equity method	5,139	4,133
Net gain on foreign currency translation of foreign operations	32,536	246,808
Net loss on valuation of hedges of net investments in foreign operations	(20,701)	—
Net gain(loss) on valuation of cash flow hedge	(9,835)	7,107

Items that may be reclassified to profit or loss:	(456,586)	73,652
Other comprehensive income (loss), net of tax	(239,819)	170,181
Total comprehensive income	3,084,163	2,977,552

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (CONTINUED)

	2022	2021
	(Korean Won in millions)
Net income attributable to:	3,323,982	2,807,371
Net income attributable to owners	3,141,680	2,587,936
Net income attributable to non-controlling interests	182,302	219,435
Total comprehensive income attributable to:	3,084,163	2,977,552
Comprehensive income attributable to owners	2,909,053	2,745,764
Comprehensive income attributable to non-controlling interests	175,110	231,788
Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	4,191	3,481

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	2,587,936	2,587,936	219,435	2,807,371
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	(150,470)	—	(150,470)	143	(150,327)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(2,220)	2,220	—	—	—
Changes in capital due to equity method	—	—	—	2,472	(946)	1,526	—	1,526
Gain on foreign currency translation of foreign operations	—	—	—	234,583	—	234,583	12,225	246,808
Gain on valuation of cash flow hedge	—	—	—	6,938	—	6,938	169	7,107
Capital related to non-current assets held for sale	—	—	—	(947)	947	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	65,251	—	65,251	(184)	65,067
Transactions with owners
Comprehensive stock exchange	28,965	—	35,197	—	—	64,162	—	64,162
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)	(9,391)	(377,748)
Acquisition of treasury stocks	—	—	—	(3,819)	—	(3,819)	—	(3,819)
Issuance of hybrid securities	—	399,015	—	—	—	399,015	—	399,015
Dividends to hybrid securities	—	—	—	—	(66,250)	(66,250)	(144,923)	(211,173)
Redemption of hybrid securities	—	—	—	(27,365)	—	(27,365)	(549,904)	(577,269)
Changes in subsidiaries’ capital	—	—	9,382	32,445	(31,251)	10,576	(11,296)	(720)
Others	—	—	11,695	22,990	—	34,685	(180,335)	(145,650)

December 31, 2021	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195

January 1, 2022	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195
Total comprehensive income
Net income	—	—	—	—	3,141,680	3,141,680	182,302	3,323,982
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	(493,462)	—	(493,462)	(409)	(493,871)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	10,254	(10,254)	—	—	—
Changes in capital due to equity method	—	—	—	612	—	612	—	612
Gain on foreign currency translation of foreign operations	—	—	—	39,579	—	39,579	(7,043)	32,536
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(20,701)	—	(20,701)	—	(20,701)
Gain on valuation of cash flow hedge	—	—	—	(9,835)	—	(9,835)	—	(9,835)
Capital related to non-current assets held for sale	—	—	—	(279)	279	—	—	—
Remeasurement gain related to defined benefit plan	—	—	—	251,180	—	251,180	260	251,440
Transactions with owners
Dividends to common stocks	—	—	—	—	(654,996)	(654,996)	(9,949)	(664,945)
Issuance of hybrid securities	—	818,068	—	—	—	818,068	349,215	1,167,283
Dividends to hybrid securities	—	—	—	—	(91,756)	(91,756)	(113,995)	(205,751)
Redemption of hybrid securities	—	—	—	(60,491)	—	(60,491)	(559,565)	(620,056)
Changes in subsidiaries’ capital	—	—	—	27,365	(27,365)	—	—	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	16,453	16,453

December 31, 2022	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

	(Korean Won in millions)
Cash flows from operating activities:
Net income	3,323,982	2,807,371
Adjustments to net income:
Income tax expense	1,161,392	941,870
Interest income	(14,654,549)	(9,894,749)
Interest expense	5,957,970	2,909,028
Dividend income	(159,982)	(309,211)

	(7,695,169)	(6,353,062)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	815,706	16,869
Loss on financial assets at FVTOCI	23,836	15,812
Impairment loss due to credit loss	885,272	536,838
Loss on other provisions	37,493	85,690
Retirement benefit	165,063	177,303
Depreciation and amortization	929,311	791,896
Net loss on foreign currency translation	—	109,668
Loss on derivatives (designated for hedge)	250,268	93,084
Loss on fair value hedge	—	1,947
Loss on valuation of investments in joint ventures and associates	28,861	19,816
Loss on disposal of investments in joint ventures and associates	3,690	174
Loss on disposal of premises and equipment, intangible assets and other assets	3,177	3,354
Impairment loss on premises and equipment, intangible assets and other assets	260	656
Other loss	62,196	—

	3,205,133	1,853,107

Deductions of income not involving cash inflows:
Gain on financial assets at FVTOCI	2,338	48,436
Gain on other provisions	55,327	1,591
Net profit on foreign currency translation	3,180	—
Gain on derivatives (designated for hedge)	71,179	61,271
Gain on fair value hedge	257,910	106,253
Gain on valuation of investments in joint ventures and associates	98,858	82,012
Gain on disposal of investments in joint ventures and associates	599	70,834
Gain on disposal of premises and equipment, intangible assets and other assets	55,852	51,083
Reversal of impairment loss on premises and equipment, intangible assets and other assets	310	166
Other income	15,879	35,717

	561,432	457,363

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(1,647,572)	42,498
Loans and other financial assets at amortized cost	(5,986,828)	(32,419,399)
Other assets	(1,314,877)	(983,680)
Deposits due to customers	23,536,088	23,830,469
Provisions	(24,041)	(12,278)
Net defined benefit liability	(133,421)	(109,778)
Other financial liabilities	(2,514,238)	9,456,310
Other liabilities	83,559	67,802

	11,998,670	(128,056)

Interest income received	14,189,016	9,351,055
Interest expense paid	(4,965,594)	(3,016,841)
Dividends received	159,993	309,071
Income tax paid	(1,030,480)	(565,539)

	8,352,935	6,077,746

Net cash inflow from operating activities	18,624,119	3,799,743

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021 (CONTINUED)

	2022	2021

	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial instruments at FVTPL	9,502,271	10,361,751
Disposal of financial assets at FVTOCI	21,717,266	21,645,907
Redemption of securities at amortized cost	5,872,961	6,425,062
Disposal of investments in joint ventures and associates	249,763	195,758
Disposal of investment properties	2,061	—
Disposal of premises and equipment	44,839	2,890
Disposal of intangible assets	978	846
Disposal of assets held for sale	52,417	93,756
Net increase of other assets	62,386	66,305

	37,504,942	38,792,275

Cash out-flows from investing activities:
Net cash in-flows from obtaining control	378,394	1,638
Acquisition of financial instruments at FVTPL	10,274,187	11,840,524
Acquisition of financial assets at FVTOCI	16,110,501	30,522,971
Acquisition of securities at amortized cost	16,873,194	6,435,692
Acquisition of investments in joint ventures and associates	143,345	400,172
Acquisition of premises and equipment	172,876	119,255
Acquisition of intangible assets	174,749	138,882
Changes in subsidiary	346,386	—

	44,473,632	49,459,134

Net cash outflow from investing activities	(6,968,690)	(10,666,859)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net cash in-flows from hedging activities	54,569	6,987
Net increase in borrowings	2,881,675	3,199,712
Issuance of debentures	23,402,694	32,674,966
Net increase of other liabilities	513	3,488
Issuance of hybrid securities	1,167,283	399,016
Paid-in capital increase on non-controlling interests	—	1,623
Net increase in non-controlling equity liabilities	1,847	10,685

	27,508,581	36,296,477

Cash out-flows from financing activities:
Redemption of debentures	23,887,568	25,781,305
Redemption of lease liabilities	187,531	177,593
New stock issue cost	—	140
Acquisition of treasury stocks	—	3,757
Dividends paid	654,996	368,357
Redemption of hybrid stocks	643,000	587,650
Dividends paid to hybrid securities	205,751	211,173
Dividends paid to non-controlling interest	9,949	9,391
Changes in non-controlling interests	—	81,410

	25,588,795	27,220,776

Net cash inflow from financing activities	1,919,786	9,075,701

Effects of exchange rate changes on cash and cash equivalents	30,860	1,061,251
Net increase in cash and cash equivalents	13,606,075	3,269,836
Cash and cash equivalents, beginning of the period	20,613,073	17,434,237

Cash and cash equivalents, end of the Period	34,219,148	20,613,073

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021

	(Korean Won in millions)
ASSETS
Cash and cash equivalents	313,361	578,725
Financial assets at fair value through profit or loss (“FVTPL”)	689	—
Financial assets at fair value through other comprehensive income (“FVTOCI”)	312,771	146,294
Loans and other financial assets at amortized cost	2,041,877	633,110
Investments in subsidiaries	22,394,915	22,144,915
Premises and equipment	11,052	7,790
Intangible assets	4,859	5,171
Net defined benefit asset	5,947	1,516
Current tax assets	14,350	856
Deferred tax assets	13,433	6,454
Other assets	322	151

Total assets	25,113,576	23,524,982

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”)	—	329
Debentures	1,447,762	1,367,429
Provisions	487	394
Current tax liabilities	721,795	468,305
Other financial liabilities	46,039	22,988
Other liabilities	591	548

Total liabilities	2,216,674	1,859,993

EQUITY
Capital stock	3,640,303	3,640,303
Hybrid securities	3,112,273	2,294,288
Capital surplus	10,909,281	10,909,281
Other equity	(26,186)	(3,874)
Retained earnings	5,261,231	4,824,991

Total equity	22,896,902	21,664,989

Total liabilities and equity	25,113,576	23,524,982

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

	(Korean Won in millions)
Interest income	25,614	4,236
Interest expense	(30,644)	(26,481)

Net interest income	(5,030)	(22,245)
Fees and commissions income	1,596	1,306
Fees and commissions expense	(16,655)	(13,891)

Net fees and commissions loss	(15,059)	(12,585)
Dividend income	1,272,393	692,605
Net gain(loss) on financial instruments at FVTPL	1,018	(7,576)
Reversal(Provision) of impairment losses due to credit loss	(244)	76
General and administrative expenses	(67,451)	(59,725)

Operating income	1,185,627	590,550
Non-operating expense	(1,363)	(305)
Net income before income tax expense	1,184,264	590,245
Income tax income(expense)	(1,015)	4,607
Net income	1,183,249	594,852

Net loss on valuation of equity securities at FVTOCI	(24,676)	(2,408)
Remeasurement gain(loss) related to defined benefit plan	2,364	78

Items that will not be reclassified to profit or loss:	(22,312)	(2,330)

Other comprehensive loss, net of tax	(22,312)	(2,330)
Total comprehensive income	1,160,937	592,522

Earnings per share
Basic and diluted earnings per share (Unit: In Korean Won)	1,499	730

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity

	(Korean Won in millions)
January 1, 2021	3,611,338	14,874,084	1,895,322	(1,518)	664,746	21,043,972
Total comprehensive income
Net income	—	—	—		594,852	594,852
Net loss on valuation of equity securities at FVTOCI	—	—	—	(2,408)	—	(2,408)
Remeasurement gain related to defined benefit plan	—	—	—	78	—	78
Transactions with owners
Comprehensive stock exchange	28,965	35,197	—	—	—	64,162
Acquisition of treasury stock	—	—	—	(26)	—	(26)
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)
Issuance of hybrid securities	—	—	398,966	—	—	398,966
Dividends to hybrid securities	—	—	—	—	(66,250)	(66,250)
Transfer of capital surplus to retained earnings	—	(4,000,000)	—	—	4,000,000	—

December 31, 2021	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989

January 1, 2022	3,640,303	10,909,281	2,294,288	(3,874)	4,824,991	21,664,989
Total comprehensive income
Net income	—	—	—		1,183,249	1,183,249
Net loss on valuation of equity securities at FVTOCI	—	—	—	(24,676)	—	(24,676)
Remeasurement gain related to defined benefit plan	—	—	—	2,364	—	2,364
Transactions with owners
Dividends to common stocks	—	—	—	—	(655,252)	(655,252)
Issuance of hybrid securities	—	—	817,985	—	—	817,985
Dividends to hybrid securities	—	—	—	—	(91,757)	(91,757)

December 31, 2022	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,183,249	594,852
Adjustments to net income:
Income tax expense(income)	1,015	(4,607)
Interest income	(25,614)	(4,236)
Interest expense	30,644	26,481
Dividend income	(1,272,393)	(692,605)

	(1,266,348)	(674,967)

Adjustments for expenses not involving cash flows:
Provision(Reversal) of impairment losses due to credit loss	244	(76)
Loss(Gain) on valuation of financial instruments at FVTPL	(1,018)	7,756
Retirement benefit	2,450	2,306
Depreciation and amortization	6,517	5,809

	8,193	15,615

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(2,007)	(393)
Other Assets	(171)	(151)
Net defined benefit liability	(3,665)	(206)
Other financial liabilities	7,879	3,113
Other liabilities	42	(21)

	2,078	2,342

Interest income received	13,192	3,946
Interest expense paid	(29,831)	(25,371)
Dividends received	1,271,276	692,605
Income tax paid	(1,413)	(795)

	1,253,224	670,385

Net cash inflow from operating activities	1,180,396	608,227

Cash flows from investing activities:
Net decrease(increase) on other investment assets	(1,140,000)	240,000
Acquisition of investments in subsidiaries	(250,000)	(518,384)
Acquisition of financial assets at FVTOCI	(200,000)	—
Acquisition of premises and equipment	(2,210)	(51)
Acquisition of intangible assets	(977)	(1,061)
Increase on guarantee deposits for leases	(241)	—

Net cash outflow from investing activities	(1,593,428)	(279,496)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021

	(Korean Won in millions)
Cash flows from financing activities:
Issuance of debentures	79,764	219,489
Issuance of hybrid securities	817,985	398,966
Acquisition of treasury stock	—	(26)
Redemption of lease liabilities	(3,072)	(2,864)
New stock issue cost	—	(140)
Dividends paid to hybrid securities	(91,757)	(66,250)
Dividends paid	(655,252)	(368,357)

Net cash inflow from financing activities	147,668	180,818

Net increase(decrease) in cash and cash equivalents	(265,364)	509,549
Cash and cash equivalents, beginning of the period	578,725	69,176

Cash and cash equivalents, end of the period	313,361	578,725

Appendix B. Approval of amendments to the Articles of Incorporation (the “AOI”)

Before Amendment	After Amendment	Reasons for Amendment

Article 48.    (Committees within the Board of Directors)

(1)   The Company shall have the following committees within the Board of Directors:

1. ~ 5. (Omitted)

6. Internal Control Management Committee

7. ESG Management Committee

Article 48.    (Committees within the Board of Directors)

(1)   The Company shall have the following committees within the Board of Directors:

1. ~ 5. (Same as the left column)

6. (Deleted)

6. ESG Management Committee

The Board will no longer establish an Internal Control Management Committee (the Board plans to appoint a prior member of this committee to the Audit Committee and thus increase the size of the Audit Committee, in order to strengthen the Board’s oversight of the Company’s internal controls systems and procedures.)

Article 59.    (Dividends)

(1)   Dividends may be distributed in cash, stock or other property.

(2)   Dividends under Paragraph (1) above shall be paid to the shareholders registered in the shareholders’ registry of the Company or registered pledgees as of the date set forth in Article 16 (1)

(3)   If the Company distributes dividends in other property under Paragraph (1) above, the shareholders may request to be paid in cash rather than in such property, and the Company may pay cash instead of such property to shareholders holding less than a certain number of shares of the Company.

Article 59.    (Dividends)

(1)   (Same as the left column)

(2)   The Company may set a record date for determining the shareholders entitled to receive dividends under Paragraph (1) by a resolution of the Board of Directors and provided that the Company shall give at least two(2) weeks prior notice of such record date to the public.

(3)   (Same as the left column)

Changing the process of setting the record date for fiscal year-end dividend payment, so that the Company can set the record date after the decision to issue dividend is made, this is to improve the predictability of dividend.

Article 60.    (Interim Dividends)

(1)   The Company may pay interim dividends under the KCC and other applicable laws and regulations to the shareholders registered in the shareholders’ registry of the Company as of June 30

(New)

(2)   The interim dividends shall be paid within the limit of the amount remaining after deducting each of the following amounts from the amount of net assets recorded in the balance sheet of the immediately preceding fiscal year :

Article 60.    (Quarterly Dividends)

(1)   The Company may pay quarterly dividends under Article 165-12 of the Financial Investment Services and Capital Markets Act to its shareholders registered in the shareholders’ registry of the Company as of the end of March, June and September of each year. Quarterly dividends shall be paid in cash.

(2)   Quarterly dividends referred to in Paragraph (1) above shall be paid by a resolution of the Board of Directors, provided that such resolution shall be made within 45 days from each record date referred to in Paragraph (1) above.

(3)   The quarterly dividends shall be paid within the limit of the amount remaining after deducting each of the following amounts from the amount of net assets recorded in the balance sheet of the immediately preceding fiscal year :

Establishing the grounds for Quarterly Dividend payment

1.  The amount of paid in capital for the immediately preceding fiscal year;

2.  The aggregate sum of capital reserves and earned surplus reserves accumulated up to the immediately preceding fiscal year;

3.  The unrealized gain as set forth in the Enforcement Decree of the KCC;

4.  The amount resolved to be distributed as profits at an ordinary General Meeting of Shareholders for the immediately preceding fiscal year;

5.  The voluntary reserves accumulated for a specific purpose up to the immediately preceding fiscal year pursuant to these Articles of Incorporation or a resolution of the General Meeting of Shareholders; and

6.  The earned surplus reserves to be accumulated for the relevant fiscal year as a result of the interim dividends.

(New)

1.  The amount of paid in capital for the immediately preceding fiscal year;

2.  The aggregate sum of capital reserves and earned surplus reserves accumulated up to the immediately preceding fiscal year;

3.  The unrealized gain as set forth in the Enforcement Decree of the KCC;

4.  The amount resolved to be distributed as profits at an ordinary General Meeting of Shareholders for the immediately preceding fiscal year;

5.  The voluntary reserves accumulated for a specific purpose up to the immediately preceding fiscal year pursuant to these Articles of Incorporation or a resolution of the General Meeting of Shareholders; and

6.  The earned surplus reserves to be accumulated for the relevant fiscal year as a result of the quarterly dividends.

7.  The aggregate amount of quarterly dividends paid during the current fiscal year, if any.

(3)   For interim dividends, the same dividend rate as that of common shares of the Company shall apply to class shares under Articles 10 through 10-5 hereof.

(4)   No interim dividends shall be paid if profit is not expected for the relevant fiscal year.

(4) For quarterly dividends, the same dividend rate as that of common shares of the Company shall apply to class shares under Articles 10 through 10-5 hereof. (4) (Deleted)

Addenda (New insertion of Addenda)	Addenda (March 24, 2023) The amended Articles of Incorporation shall become effective as of March 24, 2023.	Approval date of shareholder meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 6, 2023	By:	/s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President